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                      [GAYLORD CONTAINER CORPORATION LOGO]

                         GAYLORD CONTAINER CORPORATION
                               500 LAKE COOK ROAD
                                   SUITE 400
                           DEERFIELD, ILLINOIS 60015

                                                              September 28, 2001

Dear Gaylord Container Corporation Stockholder:

     I am pleased to inform you that on September 27, 2001, Gaylord Container Corporation ("Gaylord") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Temple-Inland Inc. ("Temple-Inland") and Temple-Inland Acquisition Corporation, an indirect wholly-owned subsidiary of Temple-Inland (the "Purchaser").

     Pursuant to the Merger Agreement, the Purchaser is today commencing a tender offer (the "Offer") to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share, of Gaylord, including the associated rights to purchase preferred stock (the "Shares"), at a price of $1.80 per Share. The $1.80 per Share being offered by Temple-Inland represents approximately a 64% premium to our closing stock price on September 5, 2001, the second to last full trading day before the Board of Directors approved the Merger Agreement.

     The Merger Agreement provides that if the Offer is completed, the Purchaser will merge with and into Gaylord (the "Merger"). In the Merger, each Share not acquired by Purchaser in the Offer will be converted into the right to receive the same consideration paid pursuant to the Offer.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE GAYLORD STOCKHOLDERS. ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, which is being filed with the Securities and Exchange Commission, including, among other things, the separate opinions of Deutsche Banc Alex. Brown Inc. and Rothschild Inc. to the Board of Directors (the "Opinions"). Subject to the assumptions made, matters considered and limitations on the review undertaken set forth in the Opinions, the Opinions conclude that as of the date thereof the $1.80 in cash per Share to be received by the stockholders of Gaylord in the Offer and the Merger is fair, from a financial point of view, to such stockholders. The full text of each Opinion is attached to the enclosed Schedule 14D-9 and we urge you to read them carefully and in their entirety.

     Additional information about the transaction is contained in the enclosed
Schedule 14D-9, which we urge you to read carefully.

     Accompanying this letter, in addition to the Schedule 14D-9, is the Purchaser's Offer to Purchase, dated September 28, 2001, and related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions on how to tender your Shares. On behalf of Gaylord, I urge you to read the enclosed material and consider this information carefully and I would like to personally thank you for your time as a stockholder of Gaylord.

                                            Sincerely,

                                            /s/ MARVIN A. POMERANTZ
                                            Marvin A. Pomerantz
                                            Chairman and Chief Executive Officer